UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 24, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓__	Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____	No__✓__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:

1.            A news release dated 21 February 2014 entitled ‘Closing of the Verizon Wireless Transaction and Vodafone Italy Transaction and implementation of the Return of Value and Share Consolidation.’

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

21 February 2014

Closing of the Verizon Wireless Transaction and Vodafone Italy Transaction and implementation of the Return of Value and Share Consolidation

Vodafone Group Plc (“Vodafone”) announces that the scheme of arrangement and the reductions of capital of Vodafone relating to the disposal of its US group whose principal asset is its 45% interest in Verizon Wireless (“VZW”) and the Return of Value were today approved by the Court. The VZW Transaction and Vodafone’s related acquisition of the outstanding minority stake in Vodafone Italy have now completed.

Vodafone confirms that the total cash amount to be returned to shareholders pursuant to the Return of Value will be US$23.886 billion, equivalent to US$0.49 for each existing ordinary share. As noted in the announcement on 19 February 2014, this will be in addition to the distribution of Verizon common shares to eligible shareholders.

Where shareholders are due to receive their cash in sterling or euro, the exact amount received will depend on the exchange rates obtained in the markets during the week commencing 24 February 2014.

The consolidation of Vodafone’s ordinary shares on the basis of a ratio of 6 new ordinary shares for every 11 existing ordinary shares will take effect at 8.00 a.m. (London time) on 24 February 2014. Once the share consolidation has completed, Vodafone will have 26,438,136,936 new ordinary shares in issue (excluding 2,373,727,362 ordinary shares held in Treasury).

The nominal value of the new ordinary shares will be 20 20/21 US cents and existing share certificates will cease to be valid. Shareholders who are eligible for the Vodafone Share Account (“VSA”) and have not opted out of the VSA will receive a statement of ownership in due course. Shareholders who are not eligible for the VSA or who have opted out will receive new share certificates.

Vodafone Group Chief Executive Vittorio Colao said:

“Our long and successful partnership with Verizon over the last 14 years has created a great deal of value for our shareholders. We are returning around US$85 billion to shareholders, which is the largest single return to shareholders in history. The transactions leave Vodafone in a strong financial situation and well positioned to execute its strategy.”

Expected timetable of events:

Event	Time / Date
Ex-date for receipt of the Return of Value	8.00 a.m. on 24 February 2014

Share consolidation and commencement of trading in New Ordinary Shares	8.00 a.m. on 24 February 2014

Verizon common shares credited to shareholders	From 8.00 a.m. on 24 February 2014

Payment of cash entitlements under the Return of Value	4 March 2014

Payment of fractional entitlements under the Return of Value	10 March 2014

Enquiries:

Vodafone Group

Investor Relations	Tel: +44 (0) 7919 990 230
Media Relations	Tel: +44 (0) 1635 664 444

All terms not defined in this announcement shall have the meaning given to them in the announcement on 2 September 2013 in which Vodafone announced it had reached an agreement to dispose of its US group whose principal asset is its 45% interest in Verizon Wireless, to Verizon, Vodafone’s joint venture partner, for a consideration of US$130 billion.

The distribution of this announcement in certain jurisdictions may be restricted and accordingly it is the responsibility of any person into whose possession the announcement comes to inform themselves about and observe such restrictions.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 24, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary